Exhibit 99.55

NexTech Launches ARitize™ University to Provide Immersive Workplace Training and Educational Experiences

Lesson plans are delivered through volumetric 3D content and are available and consistent across all mobile devices, giving trainees and students access from anywhere in the world

New York, NY - Toronto, ON – June 18, 2019 – NexTech AR Solutions Corp. (the “Company” or “NexTech”) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) a technology and emerging commercial growth company focused on bringing augmented reality (“AR”) to the masses through its web-enabled AR platform for eCommerce, today announced it has launched its ARitize™ University platform to provide on-demand immersive workplace training and educational experiences.

The app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity. It also utilizes complex algorithms to recognize and relate content to each other, allowing it to create micro-learning courses and recommend relevant training content to each individual user.

“We launched our WebAR for e-Commerce platform in early 2019 and now we’re thrilled to announce the launch of our new ARitize™ University platform which will bring our industry-leading AR technology to market within two key industries ripe for innovation - workplace training and education,” said Evan Gappelberg, CEO, NexTech. “We already have a ton of interest from existing and new customers for our ARitize™ University and expect to be announcing customers signups shortly”. “Half of the U.S. workforce will soon be remote, meaning businesses need solutions that can effectively train employees without seeing them in person. Education is also becoming more remote and mobile, with more than six million students taking online classes. There has never been more demand for AR in education and training than there is now, and NexTech has the most advanced solution on the market to meet those needs.”

ARitize™ University is essentially a plug-and-play application that can be up and running in as little as one day. It takes just seconds to upload smaller assets, and the pre-built backend system enables administrators to set user access guidelines quickly. Monthly bulk licensing plans are available to provide a cost-efficient and scalable solution for organizations of any size.

The global workplace training market was worth $362 billion in 2017, according to Statista. Statista also reported that in 2017, 85 percent of businesses use some sort of in-house instructor to manage employee training. This represents a significant opportunity for NexTech’s ARitize™ University to penetrate the market by providing an AR foundation for organizations to build training programs upon.

ARitize™ University is live and will be available for all to download in the Google Play (for Android) and App Store (for iOS) by the end of June.

About NexTech AR Solutions Corp.

NexTech is bringing a next-generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere. Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI solution for $79/mo. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.